November 7, 2008
Via EDGAR
Mr. H. Roger Schwall
Mr. Ronald Winfrey
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp. Annual report for the fiscal year ended December 31, 2007 Filed Feb. 26, 2008 File No. 1-33614
Dear Mr. Schwall and Mr. Winfrey:
     On behalf of Ultra Petroleum Corp. (“Ultra” or the “Company”), we are submitting responses to the comments on the Company’s Form 10-K for the fiscal year-ended December 31, 2007 (the “Form 10-K”) and the Company’s Definitive Proxy Statement filed April 3, 2008 (“Proxy”) set forth in the letter from the staff (“Staff”) of the Securities and Exchange Commission dated September 23, 2008. In this letter, the Company has reproduced your comments in italics typeface and has made its responses in normal typeface. We respectfully request that the Staff provide any further comments at its earliest convenience.
Form 10-K filed February 26, 2008
Business, page 5
1.	We note your disclosure on pages 16 and 69 that you have three significant customers, each of whom accounts for more than 10 percent of your revenues. Please amend your disclosure to include the identities of these significant customers and the percentage of revenues attributable to each customer. See Item 101(c)(vii) of Regulation S-K.
Response: The Company notes the staff’s comment, and in future filings will include the identities of significant customers and the percentage of revenues attributable to each customer.

Mr. H. Roger Schwall
Mr. Ronald Winfrey
November 7, 2008

For purposes of the Form 10-K, the customers referred to are Sempra Energy, Conoco Philips, and UBS, and the percentage of revenues attributable to each is 20.7%, 12.3%, and 9.9%. The Company does not believe the loss of these customers would have a material adverse effect on the Company and its subsidiaries taken as a whole.
We may experience a temporary decline in revenues if we lose one of our significant customers, page 16
2.	In future filings, describe your risks in more specific terms. To the extent possible, discuss specific aspects of your business or operations that could have the effect of triggering or aggravating a risk. For instance, you could provide further context regarding this risk factor by identifying the three customers accounting for more than 10% of your revenues and the percentage of revenues for which each customer accounts. Similarly, you could revise the risk factor entitled “A decrease in oil and natural gas prices...” by referencing how the decreases in gas prices have impacted your results for the fiscal year ended December 31, 2007.
Response: The Company notes the staff’s comment, and in future filings will revise this risk factor as requested.
Definitive Proxy filed April 3, 2008
Compensation Discussion and Analysis, page 7
3.	Disclose the specific target levels of achievement set for each performance measure used in determining the named executive officers’ bonus, long-term equity-based incentive compensation, and Best in Class Program compensation. If you believe the disclosure of the requested information would result in competitive harm, please provide a detailed analysis supporting your position. See Items 402(b)(1)(v)-(vii) of Regulation S-K.
Response: The compensation committee sets levels of bonus and incentive compensation (expressed as a multiple of base salary) that each named executive officer may receive, depending on which level of performance is met. The compensation committee then uses financial and operational targets as levels of performance set at “threshold”, “target” and “above

Mr. H. Roger Schwall
Mr. Ronald Winfrey
November 7, 2008

expectation.” Threshold levels are set at levels below those expected to be achieved; target levels are set at levels that are reasonably possible to be achieved; and maximum levels are set at levels that are considered difficult to be achieved. At the end of the performance period, the compensation committee adjusts these targets, taking into account factors such as commodity prices and significant corporate transactions, to determine the actual amount of Bonus Compensation, if any. In addition, a portion of Bonus Compensation is paid in common shares if performance targets are met over the three year period following the award of the Bonus Compensation (referred to in the Proxy on page 9 as the LTIP Common Stock Award). The compensation committee also adjusts the performance targets used to determine the amount for payment of LTIP Common Stock Award at the end of the three year period..
Competitive Harm
Ultra believes that public disclosure of its financial and operational targets would undermine Ultra’s on-going efforts to retain officers and other employees in a competitive employment atmosphere. The competition for qualified executive and technical personnel in the upstream energy business has been intense for several years.
Ultra’s business is highly dependent on attracting and keeping qualified, skilled employees. Indeed, as stated on page 7 of the Proxy, Ultra’s compensation program is designed to attract and retain the most qualified individuals in the oil and gas industry. Ultra believes that public disclosure of the financial and operational targets used to determine the named executive officers’ bonus, long-term equity-based incentive compensation and Best in Class Program compensation would materially increase the ability of competitors to track current year bonus potential and tailor compensation packages designed to persuade officers and other employees to leave Ultra. In addition, it would give them an unfair informational advantage with respect to competing for prospective employees. The disclosure of Ultra’s underlying target levels of achievement would make Ultra more vulnerable to the type of “personnel raiding” that concerned the National Parks II court. See Nat’l Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673, 683-84 (D.C. Cir. 1976). These competitors include not only other public oil and gas companies, but also private companies and private equity firms that do not face the disclosure requirements that Ultra must meet.
In addition, Ultra also believes that public disclosure of its financial and operational targets would provide an unfair competitive advantage to Ultra’s vendors, service providers and competitors by allowing insight into Ultra’s budgeting and forecasting process. The underlying financial and operational targets explicitly reflect economic assessments by Ultra’s board that, if disclosed, could be used by these third parties to determine the economic metrics at which Ultra is willing to enter into transactions. Knowledge of any or all of this information would provide significant insight regarding how “willing” Ultra may be as a buyer or seller and at what

Mr. H. Roger Schwall
Mr. Ronald Winfrey
November 7, 2008

economic metrics. For instance, with this information, a service provider will have a very good sense regarding how high a price Ultra will be willing to pay for its services and therefore how hard the service provider can negotiate with Ultra without fear of losing the transaction.
In sum, Ultra engages in an extremely competitive business which requires operational planning and economic outlays. Decisions and commitments must be made today to provide for one, two, three and more years out. By providing confidential information to Ultra’s competitors, Ultra potentially strengthens its competitors’ ability to make more fully informed decisions and commitments that are more likely to weaken Ultra’s competitive position. For example, this disclosure could lead competitors to purchase forward on supplies expected to rise in price or become unavailable because of future demand, to place orders for drilling rigs that require lead-time and are in short supply, and to offer better labor packages to attract workers in an anticipated tight labor market. Ultra believes that the disclosure of the confidential information will not only advantage the Company’s competitors and disadvantage the Company but also will be detrimental to the interests of both Ultra’s present and potential investors by reducing Ultra’s competitive advantage.
Materiality
Ultra believes that disclosure of the targeted amounts would not be material to investors. The compensation committee must exercise considerable discretion in determining whether the targeted performance levels have been met. For example, like other oil and gas companies, Ultra has very limited control over the price at which it sells its production. The compensation committee (with the input of management, including the CEO) will adjust the targets to take into account the effect on performance targets of variances in commodity prices actually received from those used in setting the targets. Similarly, material acquisitions, adverse (or unusually favorable) weather conditions and catastrophic damage to third party production facilities may require subjective changes to performance targets. In addition, different performance targets may be satisfied at different levels, and, in such cases, the compensation committee would be required to exercise its subjective judgment to determine an over-all total cash and equity bonus based on the performance target satisfied. The considerable discretion exercised by the compensation committee in adjusting the performance targets to reflect events beyond the control of the company and in determining whether performance targets have been met indicates that disclosure of the targets would be of little use to investors.
Ultra acknowledges and confirms that in future filings it will disclose the extent to which it takes into account specific items of corporate and individual performance in setting compensation levels, the mechanics of the process, and the types of adjustments made to initial targets where such disclosure is material to an understanding of prior year compensation of Ultra’s named executive officers. In addition, in accordance with Item 402(b) of Regulation S-K (instruction 4), in future filings Ultra will discuss how difficult it will be for the performance levels to be

Mr. H. Roger Schwall
Mr. Ronald Winfrey
November 7, 2008

achieved. In addition, Ultra will add disclosure regarding whether adjustments to performance targets were made for purposes of determining the amount of the LTIP Common Stock Awards.
How we determined each element of compensation, page 8
4.	Please clearly discuss the Chief Executive Officers’ role in determining the compensation of the named executive officers and his own compensation. Your disclosure appears to be unclear and somehow inconsistent in describing the role of the CEO in compensation determinations. We note the following examples:
•	“The Compensation Committee annually reviews and establishes the base salary incentive compensation and other equity based awards for the CEO and makes recommendation to the CEO with respect to the compensation of the Company’s other executive officers” on page 8.

•	“The Compensation Committee establishes threshold, target and maximum performance measures such as net income, cash flow, and production for the ensuing year” on page 8.

•	“Mr. Watford prepares the applicable performance targets, goals and rewards under such plans” on page 18.

If the Compensation Committee determines the CEO’s compensation, as noted in the first bullet, please disclose whether the CEO has any input in that determination. Also, if the CEO is responsible for making all determinations regarding the other named executive officers’ compensation and the Compensation Committee’s only role is making recommendations, please discuss how this is consistent with the Compensation Committee’s responsibility of assisting the Board of Directors in discharging its fiduciary responsibility relating to the fair and competitive compensation of the CEO and other executives.
Response: Through an iterative process, Mr. Watford along with other members of executive management develops preliminary recommendations for compensation actions, including recommendations for performance targets to be used to determine compensation for the named executive officers, including Mr. Watford. The compensation committee reviews these preliminary recommendations, accepts or modifies them, and makes final recommendations for Board approval.

Mr. H. Roger Schwall
Mr. Ronald Winfrey
November 7, 2008

In addition, Mr. Watford makes preliminary recommendations to the compensation committee for the appropriate compensation levels for the named executive officers (other than himself). The compensation committee reviews these recommendations, accepts or modifies them, and makes final recommendations to the board.
With respect to Mr. Watford’s compensation, historically this has been based on an Employment Agreement between the Company and Mr. Watford approved by the compensation committee and the Board of Directors. Under the Employment Agreement, Mr. Watford’s base salary is set at $600,000, and is to be reviewed by the compensation committee annually for appropriate increases based on Mr. Watford’s performance and the then current market conditions for comparable positions. While he has input into his base salary while negotiating the Employment Agreement, during 2007, Mr. Watford did not make any recommendation for an increase to his base salary.
The members of the compensation committee consider the recommendations of Mr. Watford and the management team as well as the other information described in the proxy, and apply their respective independent business judgments to these recommendations in arriving at a final decision. We believe this fully complies with the committee’s fiduciary duties.
The Company notes the staff’s comment, and in future filings will clarify the Chief Executive Officer’s involvement in determining the compensation of the named executive officers as well as his own compensation as described above.
5.	We note that you target total direct compensation, including annual cash compensation and long-term incentives, at the market 75th percentile. Please disclose what constitutes a market for the purpose of setting target percentiles for your compensation. In this regard, we note your reference to the ECI Oil and Gas E&P 2007 Survey and the Mercer Energy 2007 Survey, which you use to assess your competitive position. Please discuss whether these surveys reflect your market or are used in determining your market. If the surveys are your market, it would appear that you benchmark your compensation against the components of each survey. If this is correct, please disclose the components of each survey. See Item 402(b)(1)(xiv) of Regulation S-K.
Response: During 2007, Ultra reviewed the ECI Oil & Gas E&P 2007 Compensation Survey (“ECI”) and the Mercer Energy 2007 Survey (“Mercer”) to assess compensation levels of other companies in the energy industry. Ultra used these surveys and has used them in the past as

Mr. H. Roger Schwall
Mr. Ronald Winfrey
November 7, 2008

general reference points. Ultra does not choose the companies profiled in the reports, nor are they chosen with Ultra in mind. Ultra believes, however, that these surveys are respected in the industry and generally reflect companies that Ultra competes with for executive talent. However, some companies that Ultra may consider appropriate for executive pay comparison are not included in the surveys.
Of the surveys, ECI includes approximately 35 E&P companies and Mercer includes approximately 50 E&P companies. The companies included in both the Mercer and ECI surveys range from small private or small-cap companies to major E&P companies such as Exxon-Mobil, and about 90% are publicly-traded. Ultra’s management (including its chief executive officer) studies the companies included in the surveys and makes adjustments on how to view Ultra in terms of this group of companies at large. Some companies included in the surveys are excluded from Ultra’s analysis based on size, geographic focus, nature of operations, and complexity of their business. As stated above, some companies Ultra considers comparable are not included in the surveys.
Although Ultra reviews this survey information as a frame of reference, ultimately its compensation decisions are qualitative, not quantitative, and take into consideration in material part the factors described in the Proxy such as the age of the data in the survey, the particular officer’s contribution to the financial performance and condition of the Company, as well as such officer’s qualifications, skills, experience and responsibilities. Outside factors are considered as well, such as industry shortages of qualified employees for such positions, recent experience in the marketplace, as well as time lapse between the surveys used and the time Ultra’s compensation decisions are being made. Therefore, the final base salary of a particular officer may be greater or less than the 50th percentile and targeted total compensation may be greater or less than the 75th percentile. In this circumstance, Ultra believed that Item 402(b)(2)(xiv) did not require disclosure of the peer companies used by the compensation committee in surveying industry executive compensation practices because it was not material to understanding the compensation decisions.
Ultra notes the staff’s comment as well as staff publications and speeches indicating that shareholders and others believe that the identity of the companies included in the survey is material. In future filings, Ultra will clarify its disclosure regarding the use of the surveys and include a list of the companies included in any survey used, and companies excluded from the survey by Ultra under the criteria discussed above. Also, Ultra will not refer to the surveys as “market” since there may be companies not included in the surveys which may be included in Ultra’s market.

Mr. H. Roger Schwall
Mr. Ronald Winfrey
November 7, 2008

6.	Please disclose the target percentiles for each of the elements of compensation. In this regard, we note that you target base salary at the market 50th percentile and total compensation at the 75th percentile.
Response: Ultra targets its total compensation at the 75th percentile, and targets its base salary at the 50th percentile, subject to the adjustments described in the Proxy. The difference (“Bonus Compensation”) is divided into two components, a cash bonus and long-term incentives. The amount paid as cash bonus and the amount paid as long-term incentives is based on a multiple of base salary. The multiple is different for different levels of executives, with generally more being paid in long-term incentives for more senior officers (i.e., a greater portion of the CEO’s Bonus Compensation would be in long-term incentive compared with the CFO).
In future proxy statements, Ultra will add disclosure to clarify the manner in which Bonus Compensation is divided into cash bonus and long-term incentives, and for each named executive officer the multiple of base salary that cash bonus and long-term incentives represent.
Bonus, page 8
7.	Please explain in clear and specific terms the process for determining bonus awards. We note your reference to a “performance level matched to employee specific targets.” Presumably, these targets were used in determining the 2007 bonus award, but it is unclear how they were factored in the calculation. Also, disclose the targets.
Response: As described in the answer to comment 3, Ultra will provide additional disclosure indicating its view of the likelihood of meeting the various performance targets used to determine the various components of compensation. For the reasons described in response to comment 3, Ultra believes that disclosure of the performance targets will result in competitive harm to Ultra and, because of the discretion used by the compensation committee in determining whether the targets were satisfied, is not material to investors.
8.	Please disclose what factors were taken into account in determining the percentage of base salary assessed to each named executive officer for the purposes of determining the LTV Value.

Mr. H. Roger Schwall
Mr. Ronald Winfrey
November 7, 2008

Response: Ultra will comply with this comment in future filings by providing additional disclosure regarding the multiple of base salary paid for cash bonus and long term equity compensation at the various performance levels established by the compensation committee.
Director Compensation, page 17
9.	In future filings, please disclose in a footnote the grant date fair value of stock awards and the aggregate number of stock awards outstanding at the fiscal year end.
Response: The Company will include such information in future filings.
Engineering Comments
Disclosure about Oil and Gas Producing Activities (Unaudited), page 70
Analyses of Changes of Proven Reserves, page 71
10.	Paragraph 11 of FAS 69 requires the explanation of significant changes in the line item reconciliation of your proved reserves. Please revise your proved reserve disclosure to explain the technical factors in the revisions line items and the “Extensions, discoveries and additions” line items for your proved reserves in the three years presented.
Response:
2004-2007 Extensions, Discoveries and Additions
For 2004-2007, the extensions, discoveries and additions are attributable to the ongoing delineation of the Pinedale Anticline Field. As more wells are drilled and activity increases, more locations are developed and reclassified from the probable reserve category to the proved category.
2004-2007 Revisions
In order to develop and forecast its annual capital investment program, Ultra evaluates its inventory of drilling locations, including proved and unproved reserve categories. Within this

Mr. H. Roger Schwall
Mr. Ronald Winfrey
November 7, 2008

overall inventory of drilling locations, the number of wells that meet the formal SEC proved undeveloped (“PUD”) reserve definition has historically exceeded Ultra’s three-year planning and budgeting cycle. Additionally, the Company evaluates and ranks its unproved reserve locations for inclusion in its capital program. During the 2004 to 2007 period, the Company’s increased activity levels and successful delineation of the Pinedale Anticline Field resulted in the addition of a number of attractive drilling opportunities. A portion of these additional locations was more attractive than prior identified PUD locations. As a result, these additional locations replaced the prior PUD locations. These new locations are reported as Additions and those prior PUD locations that were pushed beyond Ultra’s three-year planning and budgeting cycle were reclassified to the probable category. These reclassified PUD locations are reported as Revisions, along with price and performance revisions. As development of the Pinedale Anticline Field advances, the occurrence of reclassifying prior PUDs with newer, more attractive locations is expected to diminish. In 2007, the reclassification of prior PUDs was not material. To the extent reclassifications are material, Ultra will include in its filings the applicable disclosure.
Summary of Changes in the Standardized Measure of Discounted Future Net Cash Flows, Page 73
11.	We note that the line item, “Development costs incurred during the period that reduce future development costs” for 2007 consists of 19% of the estimated future development costs from the 2006 standardized measure. This seems inconsistent with your statement on page 23, “In accordance with Ultra’s three-year planning and budgeting cycle, proved undeveloped reserves included in this table include only economic locations that are forecast to be on production before January 1, 2011.” We would expect that these annual incurred costs would be at least 1/3 of the prior year’s estimated future development costs in order to comply with your three year PUD development schedule. We see similar relationships for development costs incurred in 2006 and 2005. Please explain to us the response for this situation.
Response: As discussed in the response to question 10, Ultra includes in its reserve report proved undeveloped reserves that are forecast to be on production within three years. Annual incurred costs that reduce future development costs have been less than 1/3 of the estimated future development costs associated with the standardized measure. In 2006 and 2007, these incurred costs approached 20% due largely to access limitations and wildlife restrictions placed on the Company combined with the increased level of ongoing delineation drilling activity performed by the Company.

Mr. H. Roger Schwall
Mr. Ronald Winfrey
November 7, 2008

Ultra’s estimate of future development costs included in the standardized measure includes only the estimated cost to drill the Company’s proved undeveloped locations as of the date of the reserve report. As the Company progresses with its drilling activity during the ensuing period, a number of practical situations arise which leads to variance from the original planned development. For example, additional geological information often becomes available which can influence the Company’s decision to drill well locations other than those originally planned. Additionally, continued delineation drilling activity leads the Company to substitute delineation wells for PUD wells within the Company’s capital investment program. Further, practical limitations due to access restrictions can affect the Company’s ability to drill a PUD well as originally planned and instead the Company will decide to substitute a similar or more attractive non-PUD well location without such access limitation. All of these instances result in reducing the percentage of the Company’s capital investment program that is actually accounted for as “development costs incurred during the period that reduce future development costs.”
Acknowledgment
     Attached hereto is a statement from the Company regarding (i) the responsibility of the Company for the adequacy and accuracy of the disclosure in the filings; (ii) the fact that the Staff’s comments or changes in response to Staff comments do not foreclosure the Commission from taking any action with respect to the filing; and (iii) the fact that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you or your Staff have any questions concerning the enclosed materials, please contact me at (713) 547-2081.
Very truly yours,
George G. Young III

cc:	John Lucas
Carmen Moncada-Terry
Securities and Exchange Commission
Michael D. Watford
Marshall D. Smith
Ultra Petroleum Corp.

ATTACHMENT
to
Comment Response Letter dated November 7, 2008
of
Ultra Petroleum Corp.
to
The Staff of the Securities and Exchange Commission
As requested in the letter dated September 24, 2008 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K for the fiscal year-ended December 31, 2007 (“Form 10-K”) and Definitive Proxy filed April 3, 2008 (“Proxy”) of Ultra Petroleum Corp. (the “Company”), the Company hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Proxy;
2.	Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K or Proxy do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K or Proxy; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

ULTRA PETROLEUM CORP.
By:	/s/ Marshall D. Smith
	Name:	Marshall D. Smith
	Title:	Chief Financial Officer

Date: November 7, 2008